FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  April 13, 2005

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS

ITEM:

1. Consolidated Financial Statements Together with Report of Independent Public Accountants - LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES - December 31, 2004 and 2003 - (Translation of the report originally issued in Portuguese)

2.Signatures page

    (Convenience Translation into English from the Original Previously Issued in Portuguese)

                             Localiza Rent a Car S.A.and Subsidiaries


                             Financial Statements for the Years Ended
                             December 31, 2004 and 2003 and
                             Independent Auditors' Report



                             Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Localiza Rent a Car S.A.
Belo Horizonte - MG

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders' equity (Parent Company), and changes in the financial position for the years then ended, all expressed in Brazilian Reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in shareholders' equity (Parent Company), and the changes in their financial positions for the years then ended in conformity with accounting practices generally accepted in Brazil.

4. Additionally, the supplemental information contained in Note 19 has been subjected to the auditing procedures described in paragraph 2. Such information is not required by accounting practices generally accepted in Brazil and has been prepared for purposes of additional analysis. In our opinion, this information is fairly presented, in all material respects, in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, January 31, 2005




DELOITTE TOUCHE TOHMATSU                                 Walmir Bolgheroni
Auditores Independentes                                  Engagement Partner

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais - R$)
-------------------------------------------------------------------------------


A  S  S  E  T  S
----------------

                                         Company                Consolidated
                                   -------------------     -------------------
                                     2004       2003         2004       2003
                                   --------   --------     --------   --------
CURRENT ASSETS:
    Cash and banks                    3,570      3,928       15,165     10,783
    Short-term investments          173,870    102,872      179,377    148,481
    Accounts receivable              45,608     34,531       54,821     46,899
    Recoverable taxes                 1,409      6,781        2,123      7,623
    Dividends receivable                925     45,000            -          -
    Other                             2,886      3,978        3,352      4,476
                                    -------    -------      -------    -------
                                    228,268    197,090      254,838    218,262
                                    -------    -------      -------    -------
 LONG-TERM ASSETS:
    Long-term investments                 -     64,365            -     64,365
    Escrow deposits                  17,719     17,890       18,949     19,235
    Deferred income and social
       contribution taxes            12,568     11,254       13,865     12,486
    Other                               153        316          337        536
                                     ------     ------       ------     ------
                                     30,440     93,825       33,151     96,622
                                     ------     ------       ------     ------
PERMANENT ASSETS:
    Investments                     188,108    152,104            -          -
    Property and equipment          388,175    214,219      594,091    381,138
    Deferred charges                  1,275      2,418        1,275      2,418
                                    -------    -------      -------    -------
                                    577,558    368,741      595,366    383,556
                                    -------    -------      -------    -------
TOTAL ASSETS                        836,266    659,656      883,355    698,440
                                    =======    =======      =======    =======

The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais - R$)
-------------------------------------------------------------------------------


L I A B I L I T I E S    A N D    S H A R E H O L D E R S '    E Q U I T Y
-------------------------------------------------------------------------------

                                                   Company              Consolidated
                                              ------------------    --------------------
                                                2004       2003       2004       2003
                                              -------     ------    -------    ---------
CURRENT LIABILITIES:
    Loans and financing                       470,359     15,655    485,485     15,655
    Suppliers                                  41,835     54,783     58,753     81,670
    Payroll and related charges                 9,855      8,849     13,315     11,562
    Income and social contribution taxes            -          -      1,793        954
    Taxes, other than on income                 1,714      4,021      2,380      4,576
    Dividends                                       -     10,000          -     10,000
    Other                                       5,537      4,744      7,165      5,957
                                              -------     ------    -------    -------
                                              529,300     98,052    568,891    130,374
                                              -------     ------    -------    -------
 LONG-TERM LIABILITIES:
    Loans and financing                         2,954    325,115      2,954    325,115
    Reserve for contingencies                  45,543     39,653     52,371     45,727
    Other                                       2,088      1,246      2,680      1,617
                                               ------    -------     ------    -------
                                               50,585    366,014     58,005    372,459
                                               ------    -------     ------    -------

MINORITY INTEREST                                   -          -         78         17
                                              -------    -------    -------    -------
SHAREHOLDERS' EQUITY:
    Capital                                   163,000    146,970    163,000    146,970
    Capital reserves                           11,962     11,962     11,962     11,962
    Revaluation reserve                         4,037      2,760      4,037      2,760
    Legal reserve                              15,468     10,351     15,468     10,351
    Retained earnings                          61,914     23,547     61,914     23,547
                                              -------    -------    -------    -------
                                              256,381    195,590    256,381    195,590
                                              -------    -------    -------    -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    836,266    659,656    883,355    698,440
                                              =======    =======    =======    =======


The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais - R$, except for earnings per share)
-------------------------------------------------------------------------------

                                                                 Company                  Consolidated
                                                          -----------------------     ----------------------
                                                            2004          2003          2004          2003
                                                          ---------     ---------     ---------     --------

GROSS REVENUE FROM SERVICES AND SALES                       412,796      346,717       637,489      536,260
    Deductions from gross revenue                           (13,166)     (12,465)      (21,091)     (20,563)
                                                            -------      -------       -------      --------
         Net revenue from services and sales                399,630      334,252       616,398      515,697

COST OF SERVICES AND SALES                                 (263,709)    (237,347)     (381,858)    (343,495)
                                                           --------     --------      --------     --------
         Gross profit                                       135,921       96,905       234,540      172,202

OPERATING EXPENSES
    Advertising and selling                                 (30,662)     (28,583)      (46,771)     (42,213)
    General and administrative                               (6,240)      (4,588)      (11,293)      (8,950)
    Management compensation                                  (4,076)      (4,995)       (4,980)      (5,795)
    Other operating expenses, net                            (1,273)      (2,549)       (1,872)      (3,066)
                                                            --------      -------       -------      -------
         Income from operations before financial items,
              equity in subsidiaries, and goodwill
              amortization                                   93,670       56,190       169,624      112,178

    Financial income                                         35,361       40,333        39,832       47,439
    Financial expenses                                      (42,324)     (39,025)      (44,761)     (41,153)
    Monetary and exchange variations, net                   (20,823)     (29,507)      (20,869)     (29,510)
    Equity in subsidiaries                                   51,779       39,805             -            -
    Goodwill amortization                                    (1,143)      (1,143)       (1,143)      (1,143)
                                                            -------       ------       -------       ------
         Income from operations                             116,520       66,653       142,683       87,811

NONOPERATING INCOME                                             190           73           206           97
                                                            -------       ------       -------       ------
INCOME BEFORE TAXES ON INCOME                               116,710       66,726       142,889       87,908

INCOME AND SOCIAL CONTRIBUTION TAXES                        (14,367)      (3,503)      (40,410)     (23,742)
                                                            -------       ------       -------      -------
NET INCOME BEFORE MINORITY INTEREST                         102,343       63,223       102,479       64,166

MINORITY INTEREST                                                 -            -          (136)        (106)
                                                            -------       ------       -------       ------
NET INCOME                                                  102,343       63,223       102,343       64,060
                                                            =======       ======       =======       ======
EARNINGS PER SHARE                                           R$6.66       R$4.12
                                                             ======       ======

The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A.
------------------------

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (PARENT COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais - R$)
-------------------------------------------------------------------------------

                                                             Capital reserves
                                                          -----------------------
                                                          Special                                -------
                                              -------     goodwill       Tax       Revaluation   Legal      Retained    ---------
                                              Capital     reserve     incentives     reserve     reserve   earnings       Total
                                              -------     --------    ----------   ------------  -------   ----------   ---------
BALANCES AS OF DECEMBER 31, 2002              129,000       11,898        64         2,760        7,190      35,726     186,638

Net income                                          -            -          -             -            -      63,223      63,223
Allocation of income:
    Legal reserve                                   -            -          -             -        3,161      (3,161)          -
    Interest on capital                             -            -          -             -            -     (21,141)    (21,141)
    Dividends                                       -            -          -             -            -     (51,100)    (51,100)
Capital increase from interest on capital      17,970            -          -             -            -           -      17,970
                                              -------      -------      -----       -------       ------     -------     --------
BALANCES AS OF DECEMBER 31, 2003              146,970       11,898         64         2,760       10,351      23,547     195,590

Recognition of revaluation reserve                  -            -          -         1,277            -           -       1,277
Net income                                          -            -          -             -            -     102,343     102,343
Allocation of income:
    Legal reserve                                   -            -          -             -        5,117      (5,117)          -
    Interest on capital                             -            -          -             -            -     (18,859)    (18,859)
    Dividends (R$2.60 per share)                    -            -          -             -            -     (40,000)    (40,000)
Capital increase from interest on capital      16,030            -          -             -            -           -      16,030
                                              -------       ------      -----        ------       ------     -------     -------
BALANCES AS OF DECEMBER 31, 2004              163,000       11,898         64         4,037       15,468      61,914     256,381
                                              =======       ======      =====        ======       ======     =======     =======

The accompanying notes are an integral part of these financial statements.
-----------------------------------------------------------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais - R$)
-------------------------------------------------------------------------------

                                                                      Company                    Consolidated
                                                             ------------------------       ----------------------
                                                                2004           2003           2004          2003
                                                             ----------      --------       --------      --------
SOURCES OF FUNDS:
  From operations:
  Net income                                                    102,343        63,223        102,343        64,060
  Items not affecting  working capital:
      Equity in subsidiaries                                    (51,779)      (39,805)             -             -
      Depreciation and amortization, including goodwill          53,850        38,403         99,606        80,129
      Reserve for contingencies                                   4,100         9,514          4,640        10,875
      Reversal (Recognition) of long-term tax credit             (1,314)          398         (1,379)          346
      Interest, monetary and exchange variations on
        long-term assets and liabilities, net                    13,900        26,896         14,756        28,330
      Disposals of other property and equipment                     349            61            355            63
      Other, net                                                      -             -            136         1,275
                                                                -------       -------        -------       -------
                                                                121,449        98,690        220,457       185,078
                                                                -------       -------        -------       -------
  Other sources:
     From shareholders:
      Capital increase from interest on capital                  16,030        17,970         16,030        17,970

     From third parties:
      Dividends received and receivable from subsidiaries        15,925        46,294              -             -
      Net book value of vehicles sold                           143,697       139,516        193,179       173,280
      Capital reduction in subsidiary                                 -           925              -             -
      Transfer of other from long-term to current assets         65,483         2,189         65,590         2,189
      Increase in long-term liabilities                           2,954             -          2,954             -
      Decrease in long-term assets                                    -         4,732              -         5,222
      Other, net                                                      -            44              -             -
                                                                -------       -------        -------       -------
             Total sources                                      365,538       310,360        498,210       383,739
                                                                -------       -------        -------       -------
USES OF FUNDS:
  Dividends                                                      40,000        51,100         40,000        51,100
  Interest on capital credited                                   18,859        21,141         18,859        21,141
  Additions to property and equipment                           369,432       194,017        503,673       295,220
  Increase in long-term assets                                      342         4,430            749         4,947
  Capital increase in subsidiary                                    150           800              -             -
  Transfer of other from long-term to current liabilities       336,362             -        336,376             -
  Decrease in long-term liabilities                                 463         5,088            471         5,657
  Other, net                                                          -             -             23           181
                                                                -------       -------        -------       -------
          Total uses                                            765,608       276,576        900,151       378,246
                                                                -------       -------        -------       -------
(DECREASE) INCREASE IN WORKING CAPITAL                         (400,070)       33,784       (401,941)        5,493
                                                                =======       =======        =======       =======

                                                                                                        (continues)

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian Reais - R$)                              (continued)
-------------------------------------------------------------------------------

                                                                       Company                    Consolidated
                                                               -----------------------       -----------------------
                                                                 2004          2003            2004          2003
                                                               ---------      --------       ---------     ---------
(DECREASE) INCREASE IN WORKING CAPITAL  REPRESENTED BY:

Working capital at end of year:
    Current assets                                               228,268       197,090         254,838       218,262
    Current liabilities                                          529,300        98,052         568,891       130,374
                                                                --------       -------        --------       -------
                                                                (301,032)       99,038        (314,053)       87,888
Working capital at beginning of year                              99,038        65,254          87,888        82,395
                                                                --------       -------        --------       -------
(DECREASE) INCREASE IN WORKING CAPITAL                          (400,070)       33,784        (401,941)        5,493
                                                                ========       =======        ========       =======

The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES
-----------------------------------------

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)
-------------------------------------------------------------------------------


1. OPERATIONS

Localiza  Rent  a  Car  S.A.   ("Localiza"  or "Company")  is  a  closely-held
corporation, with headquarters in Belo Horizonte, Minas Gerais state. The Company is controlled by 4 of its principal executives (founders) and 11 investment funds of DLJ (Donaldson, Lufkin & Jenrette) Merchant Banking, managed by CSFB (Credit Suisse First Boston), since August 2000.

As part of the Senior Notes program (Note 12), the Company was registered with the SEC (Securities and Exchange Commission) in the United States of America on March 10, 1998.

The Company and its subsidiaries operate in 4 business segments: car rental, vehicle fleet rental and management, used car sales and franchising.

As of December 31, 2004, the Company's structure, including domestic and foreign franchisees, comprised 299 - unaudited (309 in 2003) agencies in 173 - unaudited (178 in 2003) cities in Brazil and 45 - unaudited (41 in 2003) cities in 7 - unaudited (7 in 2003) other Latin American countries. Of the 233 - unaudited (245 in 2003) agencies in Brazil, 83 (71 in 2003) are operated by Localiza and the remaining by franchisees. The Company's franchise system in Brazil is managed by the subsidiary Localiza Franchising S.A. ("Franchising Brasil"), and in other Latin American countries by the subsidiary Master Franchisee Argentina S.A. ("MFA"), with headquarters in Argentina. The Brazilian franchisees pay the Company a franchise fee, plus monthly percentages for using the brand name, plus advertising and publicity expenses, calculated based on gross revenue. Foreign franchisees pay monthly percentages for using the brand name, depending on local market conditions.

As of December 31, 2004, the fleet comprises of 35,876 vehicles - unaudited (29,061 in 2003), of which 28,699 (22,355 in 2003) were owned by the Company, including 9,168 (9,765 in 2003) in the fleet rental segment, 5,903 - unaudited (5,677 in 2003) were owned by Brazilian franchisees and the remainder by foreign franchisees. The Company replaces its car rental fleet after 12 months, and a significant portion is sold to final consumers through 13 (15 in 2003) used car points of sale located in 12 (15 in 2003) Brazilian cities.

The Company's fleet rental and management business, conducted by the subsidiary Total Fleet S.A. ("Total Fleet"), rents cars to companies under contracts that can be terminated upon 30-day prior notice and payment of contractual charges ranging from 10% to 50% of the remaining contract payments, depending on contract terms and renewal clauses. The lease period for fleet cars varies from 12 to 48 months. Fleet rental may include car maintenance, insurance coverage, and replacement, which are contracted as defined by the customer. Additionally, Total Fleet provides fleet management services for the cars owned by the customer. Total Fleet provides to its fleet rental customers maintenance and technical assistance throughout Brazil, through a network of outsourced service providers.

(a) Merger of controlling companies

At the Extraordinary Shareholders' Meeting on June 30, 1998, the shareholders approved the merger of Par-Liza Ltda. and Liza-Par S.A. (DLJ Merchant Banking affiliates), which held 33.33% of the Company's capital stock.

The merger of Par-Liza Ltda. and Liza-Par S.A. was conducted based on the related market values (which substantially approximated book values), based on expected future profitability, determined through an appraisal report prepared by an expert firm.

The goodwill generated on the merger was R$40, which was added to the goodwill originally paid by the controlling companies on the acquisition of the investment in the Company (R$21,632) in March 1997, totaling R$21,672. As of December 31, 1999, the goodwill amount was recorded in deferred charges and as a credit to the special goodwill capital reserve account, in shareholders' equity, and was being amortized over 5 years from June 1998. In conformity with CVM (Brazilian Securities Commission) Instruction No. 349/01, the goodwill was adjusted to reflect the tax benefit arising from its amortization, effective January 1, 2000, and classified between current and long-term assets, according to future estimated realization through amortization. The goodwill in 2003 was fully amortized.


(b) Transformation of subsidiaries into closely-held corporations

On May 1, 2003, the subsidiaries Prime Prestadora de Servicos S/C Ltda. and Localiza Franchising Ltda. were transformed into the closely-held corporations named Prime Prestadora de Servicos S.A. ("Prime") and Localiza Franchising S.A. ("Franchising"), respectively. Franchising's ownership interest in Prime was sold at book value to Localiza, which started holding 100% of Prime's capital.


(c) Capital increases and reductions in subsidiaries

On July 7, 2003, the Company contributed capital to Prime in the amount of R$800.

On May 1, 2003, the Company conducted a capital reduction in Franchising in the amount of R$925, in the same proportion as minority shareholders.

(d) Spin-off and incorporation of new subsidiaries

On March 31, 2004, Localiza Franchising was spun-off, at its book values, generating a new company, named Localiza Franchising Brasil S.A., which became responsible for the franchise operations in Brazil. Localiza Franchising maintained only the investment in MFA, the company responsible for the franchise operations in other Latin America countries.

On December 10, 2004, the Company set-up a new wholly-owned subsidiary, Localiza Car Rental S.A., dedicated to the activities of car rental and rental and/or management of car fleets, as well as to the exploitation and licensing of trademarks and franchises in Brazil.


(e) Acquisition and merger of franchisees

In the second half of 2000, the Company began operating directly in the operating areas of former franchisees in the State of Santa Catarina and in the regions of Uberlandia-Uberaba. In June 2001, the Company assumed operations in the region of its former franchisee for Londrina-Maringa.

This involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar S.A.), which operated in the State of Santa Catarina; Monza Autolocadora Ltda. (Auto
Locadora Locare S.A.), which operated in the State of Minas Gerais; and Locadora Marajo Ltda. (Londrina Locadora Ltda.), which operated in the State of Parana.

The merger of the Santa Catarina operations resulted in goodwill generated based on expected future profitability, in the amount of R$2,800, recognized as deferred charges. Since January 2001, this goodwill has been amortized at a 20% annual rate (Note 11).

The goodwill generated on the merger of the Uberlandia-Uberaba operations was based on expected future profitability (R$1,585), recorded as deferred charges, and on the difference in market value of fleet vehicles (R$1,813), recorded under property and equipment. Since January 2001, the goodwill recorded under deferred charges has been amortized at a 20% annual rate (Note 11). In 2003, the balance was fully amortized or written off upon sale of vehicles.

The merger of the Londrina-Maringa operations resulted in goodwill based on expected future profitability, in the amount of R$1,329, recognized as deferred charges. Since July 2001, this goodwill has been amortized at a 20% annual rate (Note 11).

During 2004, Localiza began to operate in the operating areas of 10 franchisees. These areas were considered by Localiza as strategic and important for the operation's expansion. In some cases, indemnities were paid for the advance rescission of the franchise contracts.

(f) Maturity of Senior Notes and refinancing forms

Due to the maturity of the Senior Notes, on September 29, 2005, the long-term debt is presented in current liabilities, under Loans and Financing, together with the "compror" operations carried out for the acquisition of vehicles at the end of 2004, as part of the fleet increase for the busy season.

The Company's management plans the following actions, which will allow recovering the balance of working capital during 2005:

o Deactivation of part of the vehicles of the operating fleet at the end of the first quarter of 2005, after the end of the busy season, in a volume that allows the settlement of the amounts obtained as "compror"; and

o Structuring of an operation of issuance of Debentures in the amount of R$300,000, with the objective of supplementing the necessary funds for the settlement of Senior Notes debt and provide new investments in the fleet. The issuance will be coordinated by Banco Itau BBA S.A., whose contract was signed on December 23, 2004. The debentures will be nonconvertible and will fall due in 5 years with payment of the principal upon maturity (bullet), and semi-annual interest, based on a percentage of the CDI (interbank deposit rate) to be defined in the book building. The debentures were contracted under the guaranteed placement agreement, with the possibility of a bridge loan, in the amount of R$200,000.


2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices generally accepted in Brazil and CVM instructions. Although the Company does not have shares traded on stock exchanges, it adopts CVM requirements to prepare its financial statements, in order to provide transparency in its financial reporting and disclosure process. Operating vehicles are classified in property and equipment, regardless of the estimated realization or replacement period, in accordance with CVM interpretations.


3. SIGNIFICANT ACCOUNTING PRACTICES

The following significant accounting practices were applied:

(a) Short-term and long-term investments - Stated at the invested amount, plus income earned to the balance sheet date.

(b) Allowance for doubtful accounts - Recognized based on an individual analysis of receivables, in an amount considered sufficient by management to cover possible losses on the realization of receivables, taking into consideration past experience, the current financial situation of the Companies' customers and past-due accounts.

(c) Investments - Investments in subsidiaries are carried under the equity method. Other investments are stated at cost, monetarily restated to December 31, 1995, less allowance for losses, when applicable.

(d) Property and equipment - Substantially stated at cost, monetarily restated to December 31, 1995. These assets are depreciated on the straight-line basis at annual rates of 20% for vehicles and IT equipment, 4% for construction in owned facilities and 10% for other items. Construction and leasehold and improvements are amortized over the lease period. Land is stated at cost plus revaluation (Note 10).

(e) Deferred charges - Represents goodwill generated on the merger of former franchisees, amortized at a 20% annual rate (Note 11).

(f) Indemnities and claims - The Company and its subsidiary Total Fleet recognize a reserve for possible indemnities arising from accidents caused by cars rented to customers, based on the opinion of their legal counsel. The Company and its subsidiary Total Fleet do not contract risk insurance coverage involving collision damage and vehicle theft. These losses are recorded when incurred.

(g) Income and social contribution taxes - Recorded in income on the accrual basis, calculated based on tax legislation in force. When realization is expected, the Company and its subsidiaries recognize deferred tax credits on tax loss carryforwards and temporary differences, available for offset against future income.

(h) Assets and liabilities in foreign currencies or subject to monetary updating - Assets and liabilities in foreign currencies are translated into Brazilian Reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet dates. Assets and liabilities in Brazilian Reais and subject to contractual or legal indexation are restated at the balance sheet dates through the application of the related index. Gains and losses arising from exchange and monetary variations are recognized in income on a current basis.

(i) Earnings per share - Calculated based on the number of shares outstanding at the balance sheet date.

(j) Interest on capital - Interest paid to shareholders and received from subsidiaries, calculated in accordance with Law No. 9249/95, is recorded in income under financial expenses and income, respectively, as required by tax legislation. For the purpose of financial statement reporting, interest paid is presented as a charge to retained earnings and interest received as a credit to investments.

(k) Use of estimates - The preparation of financial statements requires management to make estimates and assumptions, in its best judgment, that affect the reported amounts of assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(l) Results of operations - Income and expenses are recorded on the accrual basis.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in conformity with legislation in force and with standards and procedures established by the CVM. They include the accounts of the Company, Localiza, and of the direct and indirect subsidiaries set forth in Note 9.

The  minority  interest  in  the  shareholders'   equity  of  the  subsidiaries
Franchising and Franchising Brasil are presented in a separate caption in liabilities.

In consolidation, the Company's equity in subsidiaries, as well as intercompany balances and unrealized profits, were eliminated.

The foreign subsidiary's financial statements were translated into Brazilian Reais, using the prevailing exchange rates at the balance sheet dates.

On December 31, 2003, due to unrealized profits on intercompany transactions, the reconciliation between Company and consolidated shareholders' equity and net income is as follows:

                                                    2003
                                          --------------------------
                                          Shareholders'      Net
                                              equity        income
                                          --------------  ----------

Company                                        195,590       63,223
Profit on intercompany transactions                  -          837
                                               -------       ------
Consolidated                                   195,590       64,060
                                               =======       ======

5. SHORT-TERM AND LONG-TERM INVESTMENTS

                                             Company             Consolidated
                                      -------------------   -------------------
                                        2004       2003      2004       2003
                                      --------    -------   -------   --------
 Domestic:
     Bank deposit certificates (CDB)   108,673     95,724   114,180    139,001
     Federal government securities:
         Treasury bills (LFT)                -      7,148         -      9,480
 Foreign:
     Fixed income securities:
          Senior Notes                  65,197     64,365    65,197     64,365
                                       -------    -------   -------    -------
                          Total        173,870    167,237   179,377    212,846
 Long-term portion                           -    (64,365)        -    (64,365)
                                       -------    -------   -------    -------
 Current portion                       173,870    102,872   179,377    148,481
                                       =======    =======   =======    =======


As of December 31, 2004 and 2003, short-term investments - domestic (Company and consolidated) were marketable and with high liquidity in the market.

As of December 31, 2004 and 2003, bank deposit certificates (CDB) were remunerated based on the interbank deposit rate (CDI).

As of December 31, 2003 investments in federal government securities are backed by treasury bills. Along with the investment in these securities, the Company entered into interest rate swaps aiming to provide these investments with yields equivalent to the variation of the CDI. The redemption of repurchase agreements and the respective swap operations are concurrent and have immediate liquidity. The book value of these investments and the respective swaps are equivalent to their realizable value at the balance sheet dates.

As of December 31, 2004 and 2003, investments linked to the U.S. dollar exchange rate represented 36.4% and 30.2%, respectively, of the consolidated total, summarized as follows:

                                              Company and Consolidated
                                            ---------------------------
                                               2004              2003
                                            ------------    -----------

Current portion - Senior Notes                 65,197                -
Long-term portion - Senior Notes                    -           64,365
                                               ======           ======

From November 1998 to December 1999, based on Circular No. 2677 of the Central Bank of Brazil - International Transfers of Brazilian Reais, the Company transferred part of its funds abroad. As of December 31, 2004 and 2003, these funds were invested in fixed-income securities represented by Senior Notes issued by the Company, denominated in U.S. dollars and subject to average annual interest of 23.4%, calculated based on the yield of such securities and discounts on the respective repurchases. These investments mature on September 29, 2005.


6. ACCOUNTS RECEIVABLE

                                         Company                Consolidated
                                 --------------------    --------------------
                                    2004        2003       2004        2003
                                 ---------   --------    -------  -----------

Car rentals                        38,764      29,169      45,484     39,731
Used cars sales                     9,318       8,209      12,927     11,221
Royalties and other                     -           -       1,637      1,517
                                   ------      ------      ------     ------
                                   48,082      37,378      60,048     52,469
Allowance for doubtful accounts    (2,474)     (2,847)     (5,227)    (5,463)
                                   ------      ------      ------     ------
                                   45,608      34,531      54,821     47,006
Long-term portion                       -           -           -       (107)
                                   ------      ------      ------     ------
Current portion                    45,608      34,531      54,821     46,899
                                   ======      ======      ======     ======

7. OTHER CURRENT ASSETS

                                                                 Company              Consolidated
                                                            -------------------    ------------------
                                                              2004       2003        2004       2003
                                                            -------    --------    -------     ------
Prepaid expenses - Senior Notes program (Note 12)              338        877         338        877
Deferred income and social contribution taxes (Note 16)        938      1,790       2,042      2,909
Other receivables from subsidiaries                          1,271      1,066           -          -
Other                                                          339        245         972        690
                                                             -----      -----       -----      -----
                                                             2,886      3,978       3,352      4,476
                                                             =====      =====       =====      =====

8. ESCROW DEPOSITS


                                            Company              Consolidated
                                      -------------------   -------------------
                                         2004      2003       2004       2003
                                      --------    -------   ------     --------
PIS (tax on revenues)                       -          -         90         90
PIS/COFINS (taxes on other revenues)      940        940      1,066      1,066
Finsocial (tax on revenues)             2,429      2,429      2,429      2,429
ISS (tax on services)                   4,086      4,116      4,086      4,116
Income and social contribution taxes    3,110      2,877      3,110      2,877
SESC/SENAC                                539        539        804        792
SEST/SENAT                              1,701      1,701      2,204      2,115
SAT                                         -        911          -      1,282
Labor litigation                        1,478      1,340      1,505      1,351
Social security litigation              2,760      2,464      2,760      2,464
Other                                     676        573        895        653
                                       ------     ------     ------     ------
                                       17,719     17,890     18,949     19,235
                                       ======     ======     ======     ======

These deposits were made in connection with pending litigation. Related reserves for contingencies are described in Note 15, when applicable.


9. INVESTMENTS IN SUBSIDIARIES

                                                2004            2003
                                             --------        --------
Subsidiaries:
    Total Fleet S.A.                          186,953         151,170
    Localiza Franchising S.A.                     163             207
    Localiza Franchising Brasil S.A.              788               -
    Prime Prestadora de Servicos S.A.              54             727
    Localiza Car Rental S.A.                      150               -
                                              -------         -------
                                              188,108         152,104
                                              =======         =======

The principal information on subsidiaries is as follows:

                                                                      Company's interest
                                                -----------------------------------------------------------------
                                                                       In shareholders'
                                                  In capital (%)            equity               In income
                                                --------------------- --------------------- ---------------------
                                                 2004        2003       2004       2003       2004       2003
                                                ---------  ---------- ---------- ---------- ---------- ----------
Direct subsidiaries:
Total Fleet S.A.
   Capital - 109,630,000 shares in 2004 and       100.0       100.0    186,953    151,170     50,783     38,533
   2003

Localiza Franchising S.A.
   Capital - 116,254 shares in 2004 and  2003      92.5        92.5   (**) 163   (**) 207        325      1,301

Localiza Franchising Brasil S.A.
   Capital - 399,069 shares in  2004               92.5           -   (**) 788          -       1,344          -

Prime Prestadora de Servicos S.A.
   Capital - 15,000 shares in 2004 and 2003       100.0       100.0         54        727       (673)       (29)

Localiza Car Rental S.A.
   Capital - 1,500,000 shares in 2004             100.0           -        150          -           -          -

Indirect subsidiary:
Localiza Master Franchisee Argentina S.A.
    Capital - 25,000 shares in 2003 and 2002       92.5        92.5        177    (*) 182        (11)    (*) 94


(*) Equivalent to 100% of MFA amounts.

(**) Amount corresponding to Localiza's ownership interest, without minority interest.

Changes in investments in subsidiaries are summarized as follows:

                                                               Company
                                                    -------------------------
                                                       2004           2003
                                                    ---------       ---------
 Balance at beginning of year                        152,104         158,762
 Capital contribution - Prime                              -             800
 Capital contribution - Localiza Car Rental              150               -
 Capital reduction - Franchising                           -            (925)
 Equity in subsidiaries                               51,779          39,805
 Dividends and interest on capital                   (15,925)        (46,294)
 Reversal of subsidiary's shareholders' deficit            -             (44)
                                                    ---------       ---------
                                                     188,108         152,104
                                                    =========       =========

As of December 31, 2002, the Company recognized a reserve for Prime's shareholders' deficit, classified in current liabilities, reversed in 2003.

The mainly related-party transactions and balances are summarized as follows:

                                                                                  Franchising
                                         Total Fleet           Franchising            Brasil                Prime
                                    -----------------------  -----------------  ------------------  ---------------------
                                     2004         2003        2004     2003       2004      2003      2004        2003
                                    ----------  -----------  ------  ---------  --------  --------  ---------  ----------

Balances:
Accounts receivable                       92           83      -           -         -         -          -           -

Other receivables:
     Current                             750        1,064     357          2       107         -         57           -
       Long-term                          -             -       -         50         -         -          -           -

Suppliers and other payables             268          290      -           -        84         -        269           -

Transactions:

Car rental revenue                     1,390        1,569       -          -         -         -          -           -

Other revenues                             1            5       -          -         -         -          -           -

Recovery of direct cost                 (437)        (457)      -          -          -        -          -           -

(Recovery of) / advertising and
    selling expenses                  (3,957)      (2,175)     -           -         -        -         729            -

Recovery of administrative
    expenses                          (3,645)      (3,271)     -           -          -       -           -            -


Related-party transactions were carried out under conditions considered by management to be compatible with market conditions.

As of December 31, 2004, no intercompany guarantees or mortgages were granted.


(a) Total Fleet S.A.

The Extraordinary Shareholders' Meeting of the subsidiary Total Fleet, held on April 30, 2004, approved the payment of dividends from retained earnings through December 31, 2004, in the amount of R$15,000, paid in the same year.

In 2003, the management of Total Fleet proposed, subject to forther approval in the Annual Shareholders' Meeting, the payment of dividends from retained earnings through December 31, 2003, in the amount of R$45,000, to be paid in the following year.

Total Fleet uses the Company's administrative and advertising structure. These services are charged regularly from the subsidiary.


(b) Localiza Franchising Brasil S.A.

In 2004, were proposed dividends in the amount of F$1.000, subject to further approval in the Annual Shareholders' Meeting, to be paid in 2005.

(c) Localiza Franchising S.A.

The Extraordinary Shareholders' Meetings of Franchising, held on September 15, and December 19, 2003, approved the upfront payment of dividends from retained earnings, in the amounts of R$900 and R$500 (R$1,294 attributed to the Company). These upfront payments were confirmed at the Annual Shareholders' Meeting held on April 30, 2004.


10. PROPERTY AND EQUIPMENT

                                      Company                  Consolidated
                                --------------------    ----------------------
                                  2004         2003       2004          2003
                                --------     -------    --------      --------
Acquisition cost:
    Vehicles                     392,584     210,844     654,273      440,300
    Real estate                    1,259       1,583       1,259        1,583
    Leasehold improvements        12,194       7,286      12,194        7,286
    IT equipment                   8,032       6,552       8,560        7,050
    Furniture and fixtures         5,479       3,736       5,765        4,073
    Other                          7,245       6,899       7,664        7,167
                                --------     -------     -------      -------
                                 426,793     236,900     689,715      467,459
                                --------     -------     -------      -------

Accumulated depreciation and amortization:
    Vehicles                     (31,762)    (17,453)    (88,216)     (80,503)
    Other                        (11,278)     (8,440)    (11,830)      (9,030)
                                 -------     -------    --------      -------
                                 (43,040)    (25,893)   (100,046)     (89,533)
                                 -------     -------    --------      -------
Land                               4,422       3,212       4,422        3,212
                                 -------     -------     -------      -------
                                 388,175     214,219     594,091      381,138
                                 =======     =======     =======      =======

As of December 31, 2004 and 2003, property and equipment includes the amounts of land revaluations in 2004 and 2000, based on the market value and appraisal reports prepared by an expert firm. The revalued amounts are R$4,037 and R$2,760, respectively.


11. DEFERRED CHARGES

                                               Company and Consolidated
                                               ------------------------
                                                 2004           2003
                                               --------        --------
Goodwill on mergers:
    Auto Locadora Locar S.A.                     2,800           2,800
    Auto Locadora Locare S.A.                    1,585           1,585
    Londrina Locadora Ltda.                      1,329           1,329
(-) Accumulated amortization                    (4,439)         (3,296)
                                                ------          ------
                                                 1,275           2,418
                                                ======          ======

12. LOANS AND FINANCING

                                                     Consolidated
                      ---------------------------------------------------------------------------
                                 Annual interest rate (%)
                      -----------------------------------------------
                                2004                      2003              2004          2003
                      -----------------------      ------------------    -----------    ---------
Senior Notes (US$)             10.25                     10.25               272,166      296,241
Swap (US$)                       -                         -                  70,922       36,195
"Compror"             CDI + 1.15% to 2.43% or      Exchange variation
                          TJLP (*) + 7.1%                + 5.50              145,351        8,334
                                                                             -------      -------
                                                                             488,439      340,770
         Current                                                            (485,485)     (15,655)
                                                                            --------      -------
        Long-term                                                              2,954      325,115
                                                                            ========      ========

(*) Brazilian Long-Term Interest Rate

On October 1, 1997, the Company concluded a funding operation abroad through the placement of Senior Notes, in the amount of US$100 million, maturating in a single installment on September 29, 2005, subject to annual interest of 10.25%, payable semiannually on April 1 and October 1. At the discretion of the Company, these notes can be redeemed, totally or partially, starting October 1, 2001.

These funds were obtained to finance the existing fleet, to expand activities and to meet the Company's working capital requirements.

Expenses incurred in this program, including charges and commissions totaling R$5,004, were classified as prepaid expenses and are being amortized over the debt term. As of December 31, 2004, the amount to be amortized was R$338 (R$1,066 in 2003), of which R$338 (R$ 877 in 2003) was classified as current.

The Company and its subsidiaries are subject to certain covenants under the Senior Notes program. Should the conditions set forth in the program not be met (default), except in certain circumstances, these covenants will limit, among other things, the capacity of the Company and its subsidiaries to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Company and its subsidiaries are unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Company and its subsidiaries exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Company and its subsidiaries to comply with certain covenants of the Senior Notes program. These covenants include limitations on the capacity of the Company and its subsidiaries to (i) incur certain additional indebtedness,
(ii) make certain pledges of assets, (iii) carry out certain transactions with related companies, (iv) carry out certain sale and leaseback transactions, and
(v) carry out certain transactions involving the merger, acquisition and sale of companies. The Company's management believes that all covenants in the Senior Notes program have been complied with.

As of December 31, 2004, the debt was reclassified to current due to its full maturity in 2005.

As described in Note 18, the Company entered into swap agreements, in the amount of US$66,300,000 as a hedge against exchange variations above the expected level. In October 2003, in order to balance its hedge, the Company entered into reverse swaps.

In 2004, the Company decided for adopting the adjustment of the position through partial reversal of swap transactions originally contracted and settlement of reverse swaps. As of December 31, 2004, the recorded adjustments related to these operations amount to a difference payable of R$70,922 (R$36,195 in 2003), increasing the balance of the related loan. The balance was reclassified to current liabilities since these operations will fall due on September 29, 2005.

As of December 31, 2004 and 2003, with the purpose of improving cash management, the Company had "compror" financing.

As of December 31, 2004, outstanding operations mixed short-term and long-term, with R$15,126 of Total Fleet and R$130,225 of Localiza, most of which indexed to CDI variation, plus annual interest between 1.15% and 2.43%. As of December 31, 2004, the Company also had a "compror" operation contracted based on the annual fixed rate of 14%, with monthly amortization and swap of the fixed rate for TJLP variation, plus annual interest of 7.1%. As of December 31, 2004, the fair value of these operations approximated the book value.

As of December 31, 2003, the Company had "compror" financing indexed to the U.S. dollar, plus an annual spread of 5.50%, in the principal amount of US$2,811,000 obtained from Brazilian financial institutions, without collateral and maturing in January 2004. To protect against possible losses on these operations arising from fluctuations of the local currency in relation to the U.S. dollar, the Company performed swap operations, replacing exchange variation plus an annual spread of 5.50% for the CDI, plus annual interest of 1.69%. As of December 31, 2003, losses on these swap operations amounted to R$192.

As of December 31, 2003, this "compror" financing, including interest incurred in the period and loss on the swap operation mentioned above, amounted to R$8,334. The fair value of the operation mentioned above approximated the book value.


13. SUPPLIERS

As of December 31, 2004, the balances (Company and consolidated) of R$41,835 and R$58,753, respectively, (R$54,783 and R$81,670 in 2003) were composed of R$35,564 and R$48,448 (R$49,002 and R$70,285 in 2003) related to amounts payable for purchases of vehicles, without charges. The remaining balance refers to other suppliers of maintenance services, parts, rentals and other.

14. PAYROLL AND RELATED CHARGES

                                               Company            Consolidated
                                          ----------------     ----------------
                                            2004      2003      2004      2003
                                          ------    ------     -----     ------
Management compensation                    1,993     1,878     2,481     2,314
Accrued vacation                           2,712     2,512     3,662     3,310
Provision for employee' bonuses            4,226     3,493     5,816     4,613
INSS (social security charges)               632       718       891       933
FGTS  (provision for mandatory fund for
          unemployment benefits)             155       136       219       191
Other                                        137       112       246       201
                                           -----     -----    ------    ------
                                           9,855     8,849    13,315    11,562
                                           =====     =====    ======    ======

The Company pays employee profit sharing on a semiannual basis based on their categories and performance evaluations, classified as operating costs or expenses in accordance with the employees' functions.


15. RESERVE FOR CONTINGENCIES

(a) Reserves

                                              Company           Consolidated
                                        -----------------   -------------------
                                         2004       2003     2004       2003
                                        ------    -------   --------   --------
PIS (tax on revenues)                        -          -         90         90
PIS and COFINS (tax on other revenues)   7,117      5,449      7,242      5,575
Finsocial (tax on revenues)              2,878      2,816      2,878      2,816
ISS (tax on services)                   18,302     15,624     22,071     18,750
Income and social contribution taxes       518        518        518        518
SESC/SENAC                                 539        539      1,067      1,026
SEST/SENAT                               5,725      4,921      6,235      5,341
SAT                                          -        911          -      1,282
Labor litigations                        2,978      2,696      3,184      2,858
Social security litigations              1,466      1,476      1,658      1,649
Civil litigations                        3,500      2,793      3,836      3,306
Tax                                      1,951      1,575      2,610      2,049
Other                                      569        335        982        467
                                        ------     ------     ------     ------
                                        45,543     39,653     52,371     45,727
                                        ======     ======     ======     ======

The Company and its subsidiaries are challenging the payment of certain taxes in court. Reserves for contingencies were recognized based on the opinion of their legal counsel. The principal contingencies are summarized as follows:

o PIS (tax on revenues) - The subsidiaries have been challenging the payment of PIS levied on revenues as provided for by Executive Order No. 1212/96. As of December 31, 2004, the reserve amounts to R$90 (R$90 in 2003) and is deposited in escrow. In September 2002, a final and not liable to appealing decision was issued, favorable to the Federal Government. Accordingly, the amount deposited in escrow was written-off against the reserve for contingencies.

In December 2002, the subsidiaries petitioned for the conversion of the amounts deposited in escrow that assured the suspension of the payments due, to the Federal Government, although they maintained the lawsuit. This conversion has not yet been granted in court.

o PIS and COFINS (taxes on other revenues) - The Company and its subsidiaries are challenging the payment of PIS and COFINS on other operating income, as provided for by Law No. 9718/88. As of December 31, 2004, the reserve amount refers exclusively to PIS, of R$7,242 (R$5,575 in 2003), of which R$1,066 (R$1,066 in 2003) is deposited in escrow.

In December 2002, the Company and its subsidiaries filed a petition for the conversion of the escrow deposits that assured the suspension of the payment due, into Federal Government revenue, although they maintained the lawsuit. The Company and its subsidiaries resumed the monthly payments in November 2002.

The conversion of deposits related to COFINS was granted in court in February 2003, whereas that for PIS awaits granting.

o Finsocial (tax on revenues) - Between 1988 and 1992, the Company paid this tax at the rate of 0.5%, in accordance with legislation then in force.
Subsequently, the rate was gradually increased to 2%. The Company is challenging such increase although, based on the decision of the Federal Supreme Court on July 29, 1997, it believes that the amounts related to the rate increase will be due. As of December 31, 2004, this reserve amounts to R$2,878 (R$2,816 in 2003), of which R$2,429 is deposited in escrow as of December 31, 2004 and 2003. In July 1999, the Company filed a petition requesting that a portion of the above-mentioned deposits (R$1,026), deposited during the lawsuit, be converted into Federal Government revenue, so as to benefit from the amnesty granted by Law No. 9779/99. If the petition is accepted by the Brazilian Treasury and confirmed by the Federal Court, the accrued amounts will be reversed and the remaining deposit will then be returned to the Company.

o ISS (tax on rentals) - The Company and its subsidiary Total Fleet have been challenging the constitutionality of ISS on car rentals in the period from July 2001 to July 2003. Supplementary Law No. 116/03 determined the exclusion of car rentals from the list of services subject to the levy of ISS. As of December 31, 2004, the reserve amounts to R$22,183 (R$18,750 in 2003), of which R$4,086
(R$4,116 in 2003) is deposited in escrow.

o Income and social contribution taxes - Due to tax inspections conducted in the period from March 1993 to November 1994, the Company and its subsidiary Franchising were assessed in reference to tax years 1990 to 1994, mainly due to the recording of expenses not evidenced or not considered necessary to the Company's operations.

The Company and its subsidiary Franchising based their defense on prior decisions by the Federal Supreme Court and on legislation in force. As of December 31, 2004 and 2003, the reserve amounts to R$518. Localiza made escrow deposits to suspend the payment of taxes due. As of December 31, 2004, the amount deposited was R$3,110 (R$2,877 in 2003).

Franchising also provided a bank guarantee in order to suspend the payment of the taxes due in the amount of R$2,652 (R$931 in 2003).

o SESC/SENAC - The Company and its subsidiaries Franchising and Prime are challenging these charges on payroll, since they do not conduct commercial activities. As of December 31, 2004, the Company and its subsidiaries have reserves in the amount of R$1,067 (R$1,026 in 2003), and R$804 (R$792 in 2003)
is deposited in escrow.

In December 2002, Prime filed a petition for the conversion of the escrow deposit, which assured the suspension of the payment due, into Federal Government revenue, although it maintained the lawsuit. Prime resumed the monthly payments in December 2002. The conversion was granted in April 2003.

o SEST/SENAT - The Company and its subsidiary Total Fleet are challenging the collection of these charges on payroll, since they do not conduct transportation activities. As of December 31, 2004, the Company and its subsidiary have reserves in the amount of R$6,235 (R$5,341 in 2003), of which R$2,204 (R$2,115 in 2003) is deposited in escrow.

o SAT - The Company and its subsidiaries are challenging the collection of this contribution on payroll, since it is regulated by a Decree, not by a Law. A petition was filed for a mandate to offset the amounts paid from July 1991 to March 1999, against amounts payable related to other social security payroll charges. In addition, there is another mandate for suspension of payment of the amounts.

In December 2002, the Company and its subsidiaries filed a petition for the conversion of the amounts deposited in escrow that assure the suspension of the payments due, into Federal Government revenue, although they maintained the lawsuit. The Company and its subsidiaries resumed the monthly payments in December 2002. The conversion into revenue was granted in May 2004.

o Labor litigation - The Company is a party to several labor claims, mainly related to payment of overtime and related payroll charges. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$3,184 (R$2,858 in 2003), is sufficient to cover possible losses. Some of the aforementioned claims are guaranteed by escrow deposits in the amount of R$1,505 (R$1,351 in 2003) and bank guarantee in the total amount of R$557, as of December 31, 2004.

o Civil contingencies - The Company is a party to several civil lawsuits, mainly related to claims for indemnities arising from damages caused to third parties by rented vehicles. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$3,836 (R$3,306 in 2003), is sufficient to cover possible losses. Some of these claims are guaranteed by escrow deposits in the amount of R$13 (R$62 in 2003) and bank guarantee in the total amount of R$289, as of December 31, 2004.

o Tax and social security - The Company is a party to tax and social security lawsuits. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims, R$4,268 (R$3,698 in 2003), is sufficient to cover possible losses. Some of these claims are guaranteed by escrow deposits in the amount of R$2,760 (R$2,464 in 2003) and bank guarantee in the total amount of R$5,807, as of December 31, 2004.


(b) Other

o ICMS (State VAT) on transfers of vehicles - The Company has been assessed, mainly by the State of Minas Gerais, in connection with transfers of vehicles between its branches. In 1998, the Finance Department of the State of Minas Gerais replied favorably to a consultation by Localiza and declared it as not subject to ICMS. As a result, most of the administrative tax proceedings filed against Localiza were cancelled. In other Brazilian states, Localiza is still challenging, at administrative and judicial levels, the levy of ICMS on these transfers. Legal counsel, based on precedents, believes that the Company has probable chances of favorable outcome. Accordingly, as of December 31, 2004 and 2003, no reserve has been recognized for such issues.

o ICMS on car sales - The Company was assessed in various states in connection with the levy of ICMS on used car sales. In 1998, the Company was granted a favorable reply from the Finance Department of the State of Minas Gerais, which declared it as an ICMS non-taxpayer in connection with used car sales. The Company is challenging the other assessments in court, by alleging that such sales are not subject to ICMS. Legal counsel believes that the Company has probable chances of favorable outcome. Accordingly, as of December 31, 2004 and 2003, no reserve has been recognized for such assessments.

For certain lawsuits, the Company provided bank guarantees in order to suspend payment of tax debt, in the total amount of R$1,588.

o ISS - The Company and its subsidiary Franchising have several assessments in connection with this tax, basically referring to ISS on fuel billings charged to customers and discounts granted to them, in the case of Localiza, and ISS on royalties received related to the period from 1994 to 1999, according to Decree-Law No. 406/68, in the case of Franchising. The Companies have not recognized a reserve for these contingencies, since legal counsel believes that the chances of success is probable, based on prior court decisions.

For certain lawsuits, the Company and its subsidiary Franchising provided bank guarantees in order to suspend payment of the taxes in the total amount of R$1,723.

Should the lawsuits in the name of Franchising result in future losses, they will be assumed by Franchising Brasil, since this company is the successor of Franchising, because of the spin-off on March 31, 2004.

Company management, based on the opinion of its legal counsel, does not expect that the resolution of these issues will have a material effect on the Company's financial position and results of operations. Except for the reserves stated above, it believes that no additional reserve is required.


16. INCOME AND SOCIAL CONTRIBUTION TAXES

(a)  Deferred income and social contribution taxes in current assets

Deferred income and social contribution taxes classified in current assets, under the caption other current assets, are composed as follows:

                                                                    Company                Consolidated
                                                            ---------------------    ---------------------
                                                               2004       2003          2004         2003
                                                            ---------   ---------    --------     --------
Deferred  income and social  contribution  taxes  arising
    from:
Income tax loss carryforwards                                       -        810         107          810
Social contribution tax loss carryforwards                          -        341          55          341
Temporary differences in the deductibility of:
    Allowance for doubtful accounts                               265        429         760          884
    Provision for suppliers                                       673        210       1,120          874
                                                              -------    -------     -------      -------
                                                                  938      1,790       2,042        2,909
                                                              =======    =======     =======      =======

(b) Deferred income and social contribution taxes in long-term assets

Deferred income and social contribution taxes recorded in long-term assets are composed as follows:

                                               Company           Consolidated
                                           -----------------  -----------------
                                            2004      2003     2004     2003
                                           -----------------  -----------------
Temporary differences in deductibility of:
    Reserve for contingencies               11,858    11,168   12,947   12,278
    Other accruals                             710        86      918      208
                                            ------    ------   ------   ------
                                            12,568    11,254   13,865   12,486
                                            ======    ======   ======   ======

The realization of deferred income and social contribution tax credits is dependent upon future events that will result in the deductibility of the items that gave rise to these credits, under legislation in effect.

Management's estimates indicate that credits related to temporarily nondeductible reserves and accruals, mainly the reserve for contingencies, will be realized as the respective lawsuits are concluded. The credits related to tax loss carryforwards were substantially realized in 2004.

Franchising  Brasil  does  not  record  tax  credits,   since  it  adopted  the
calculation of taxes according to the deemed income method.

The Company's income tax returns are open to review and possible assessment by tax authorities for a five-year period. Other taxes and contributions are also subject to review, according to applicable legislation.


(c) Income and social contribution taxes - reconciliation of expenses at nominal and effective rates

                                                                 Company                 Consolidated
                                                          -----------------------  ------------------------
                                                            2004         2003        2004         2003
                                                          ----------   ----------  ----------  ------------

Expenses at nominal rate                                   (39,681)     (22,687)    (48,582)      (29,889)
Adjustments to expenses at nominal rate:
    Equity in subsidiaries                                  17,605       13,534           -             -
    Effect of deduction of interest on capital paid          6,412        7,188       6,412         7,188
    Write-off  of tax credit on social
        contribution  and tax loss carryforward                  -       (1,634)          -        (1,634)
    Tax incentives                                             415            -         799           361
    Other, net                                                 882           96         961           232
                                                           -------       ------     -------       -------
Credit (expense) at effective rate                         (14,367)      (3,503)    (40,410)      (23,742)
                                                           =======       ======     =======       =======

In 2004, Franchising Brasil recorded the amount of R$181 as income and social contribution taxes, paid according to the deemed income method. This amount is stated in"other" in the above table.


(d) Income and social contribution taxes - effects on income

                                                                  Company                 Consolidated
                                                           -----------------------   -------------------------
                                                             2004          2003        2004          2003
                                                           -----------   ---------   -----------  ------------

Current expense                                              (14,829)      (2,109)     (40,922)      (23,256)
Tax credits on temporary differences                             462        1,804          512         2,712
Recognition (Reversal) of tax credits on tax loss
    carryforwards, net                                             -         (968)           -          (968)
Write-off of tax credit on social contribution loss
    carryforwards                                                  -       (1,634)           -        (1,634)
Realization of tax effect arising from downstream merger           -         (596)           -          (596)
                                                            --------      -------     --------      --------
Credit (expense) at effective rate                           (14,367)      (3,503)     (40,410)      (23,742)
                                                            ========      =======     ========      ========

(e) Current provision

As of December 31, 2004 and 2003, income and social contribution taxes payable for 2004 and 2003 of the subsidiaries Total Fleet and Localiza Franchising, in the amounts of R$1,793 and R$954, respectively, are stated net of prepayments for the year. Income and social contribution taxes payable of the Company and the subsidiary Prime, for 2004 and 2003, are net of prepayments for the year and are recorded under recoverable taxes, in the amounts of R$109 and R$5,215, respectively.

As of December 31, 2004 and 2003, nominal rates for income and social contribution tax rates are as follows:

Income tax                                  15%
Additional income tax charge                10%
Social contribution tax                      9%


17. SHAREHOLDERS' EQUITY

(a) Capital

As of December 31, 2004 and 2003, subscribed and paid-up capital is represented by 15,360,000 registered common shares without par value, in the amount of R$163,000 (R$146,970 in 2003). Capital may be increased, by resolution of the Board of Directors, by up to 810,000 registered preferred shares.

As of December 31, 2004 and 2003, capital was composed as follows:


            Shareholders                 Common shares           %
----------------------------------      ---------------      ---------
Founders                                    10,239,994         66.66
DLJMB Overseas Partners II, C.V.             3,225,217         21.00
DLJ First ESC L.P.                             614,400          4.00
DLJMB Funding II, Inc                          572,622          3.73
DLJ Diversified Partners, L.P.                 188,561          1.23
DLJ Offshore Partners II, L.P.                 158,599          1.03
DLJMB Overseas Partners II-A, C.V.             128,443          0.84
UK Investment Plan 1997 Partners                85,333          0.56
DLJ Diversified Partners-A, L.P.                70,025          0.46
DLJ Millenium Partners, L.P.                    52,148          0.33
DLJ EAB Partners, L.P.                          14,481          0.09
DLJ Millenium Partners-A, L.P.                  10,171          0.07
Board members                                        6             -
                                            ----------        ------
                                            15,360,000        100.00
                                            ==========        ======

(b) Interest on capital


At the Extraordinary Shareholders' Meetings held on September 15, 2004 and December 31, 2004, the shareholders approved the payment, pursuant to Law No. 9249/95, and amendments introduced by article 78 of Law No. 9430/96, of interest on capital related to 2004 in the amount of R$18,859 (R$21,141 in 2003). At the same Meetings, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding income tax of R$2,829 (R$3,171 in 2003).


(c) Dividends

The Company's bylaws provide for the payment of minimum dividends of 25% of net income, adjusted as provided by law. However, the payment of dividends may be reduced or suspended, upon unanimous decision of the shareholders.

On December 22, 2004, management proposed the advance payment of R$40,000 (R$51,100 in 2003) as dividends, for approval in the Annual Shareholders' Meeting; the amounts were paid in 2004.

Dividends were calculated as follows:

                                                         2004         2003
                                                       --------     --------
Net income - Company                                    102,343       63,223
Legal reserve (5%)                                       (5,117)      (3,161)
                                                       --------     --------
Adjusted net income                                      97,226       60,062
                                                       --------     --------
Mandatory minimum dividends (25%)                        24,307       15,015
                                                       --------     --------
Dividends and interest on capital:
   Dividends                                             40,000       51,100
   Interest on capital paid                              18,859       21,141
   Withholding income tax on interest on capital         (2,829)      (3,171)
                                                       --------      -------
     Total                                               56,030       69,070
                                                       ========      =======
Percentage of adjusted net income                          57.6%       115.0%
                                                          =====        =====
Dividends and interest on capital per share (R$), net      3.65         4.50
                                                          =====        =====

The allocation of the remaining balance of retained earnings for the year ended December 31, 2004 will be decided at the Annual Shareholders' Meeting.

(d) Stock option plan

The Company sponsors a stock option plan involving registered preferred shares for certain employees and directors, as follows:

              Beginning of
                  year                      Concessions                   Cancellations             End of year
          --------------------   ----------------------------------   ----------------------   ---------------------
                                                                      Terminated
  Year     Eligible    Option    Eligible    Option    Strike price    eligible      Option    Eligible     Option
------    ---------    -------   --------   --------   ------------   ----------   ---------   --------    ----------
  1998         -          -        46        143,000      R$ 10.00         -               -      46         143,000
  1999        46       143,000      3        156,000      R$ 17.00        10          25,750      39         273,250
  2000        39       273,250      2        156,000      R$ 18.00         5          21,500      36         407,750
  2001        36       407,750      -        154,500      R$ 21.50         4          34,250      32         528,000
  2002        32       528,000      2        153,000      R$ 24.20         2          48,000      32         633,000
  2003        32       633,000      -            -           -             4         102,000      28         531,000
  2004        28       531,000      -            -           -             1          13,000      27         518,000

The stock option plan is annually restated based on the General Market Price Index (IGP-M) as of the concession date in April of each year.

As of December 31, 2004, no participant has exercised his or her option, and the deadline for doing so is April 30, 2007.

Should all options be exercised, the ownership interest of the current shareholders will be reduced from 100% to 96.7%.


18. FINANCIAL INSTRUMENTS

Financial   instruments  of  the  Company  and  its   subsidiaries,   including
derivatives (in addition to those mentioned in Note 12), are recorded in balance sheet accounts as of December 31, 2004 and 2003.

In the second half of 2001, the Company introduced a long-term strategy in which, through non-cash positions, part of the Company's debt was changed from indexation to exchange variation plus 10.25% per year to indexation to local interest, based on the CDI.

These long-term operations were contracted in the period from September to October 2001, and refer to swap operations, all maturing on September 29, 2005. These swaps, currently reflecting a total notional amount of US$57,770,000, were negotiated based on an average U.S. dollar rate of R$2.6488/US$1.00, and represent a swap of exchange variation, plus an average coupon of 9.5807% per year, for 100% of the CDI, and their purpose is to increase the Company's hedge against exchange variations above estimated levels. In October 2003, in order to balance its hedge, the Company contracted reverse swaps.

In 2004, the Company adopted the adjustment of the position through the partial reversal of the swap transactions originally contracted and settlement of the reverse swaps. As of December 31, 2004, the adjustments recorded in connection with these operations totaled a difference payable of R$70,922 (R$36,195 in 2003), recorded in current liabilities in 2004 (in long-term liabilities in
2003), as an increase in the loan that generated the need for these operations (Note 12).

As of December 31, 2003, the Company and its subsidiary Total Fleet have derivative financial instruments - securities purchased under repurchase agreements, along with interest rate swaps, as described in Note 5. These swaps have terms and conditions for early redemption identical to those of the investments that were covered by the swap contracts. Since they are stated at realizable value, the book value corresponds to fair value. As of December 31, 2004, there are no operations of this nature.

As of December 31, 2004 and 2003, the fair value of financial instruments of the Company and its subsidiaries, calculated using current interest rates for operations with similar conditions and terms, approximates to their book value, except for the items below, for which fair values were calculated based on their quotations at the balance sheet dates:

                                            Consolidated
                       --------------------------------------------------------
                                    2004                           2003
                       ----------------------------   -------------------------
                         Book value     Fair value     Book value    Fair value
                       -------------  -------------   ------------  -----------
Investments:
     Senior Notes           65,197         73,166         64,365       75,078

Loans and financing:
     Senior Notes         (272,166)      (272,166)      (296,241)    (287,354)
     "Compror"            (145,351)      (145,727)        (8,334)      (8,309)
     Swap                  (70,922)       (64,068)       (36,195)     (19,072)


Management  considers  that  adjustments  to the carrying  amounts of swaps and
investments  in  overseas  fixed-income   securities  (Senior  Notes)  are  not
necessary, since it expects to hold these instruments to maturity.


19. SUPPLEMENTARY INFORMATION

(a) Operating vehicles

Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with customers. Accordingly, the Company and its subsidiary Total Fleet are able to reasonably determine the proper timing to remove vehicles from operation, make them available for sale and effectively sell them.

The Company and its subsidiary Total Fleet have monitoring procedures over used car sales prices, so that they are able to reasonably determine, through the depreciation rate, that the realizable value of their vehicles exceeds the respective book values.

The proceeds from used car sales represent a significant portion of the revenues and of incoming cash flows, representing a source of funds required for meeting the Company's financial commitments and for purchasing new vehicles.

The financial position of the Company and its subsidiary is better reflected when operating vehicles are classified in the financial statements based on the Companies' operating and financial cycles.

Accordingly, operating vehicles would be classified in current assets when sales are expected to occur in less than 12 months, and in long-term assets, when the vehicle will be sold after such period. Vehicles removed from the fleet and transferred to points of sale should be classified as vehicles for sale, and the remainder as operating vehicles, in current and long-term assets, as applicable.

In order to present the consolidated financial position as of December 31, 2004 and 2003 under the criteria described above, the reclassified consolidated balance sheets were included as supplementary information.


ASSETS
------
                                                     Consolidated
                                               ---------------------------
                                                  2004            2003
                                               ---------        ----------
 CURRENT ASSETS:
     Vehicles for sale                            49,090          27,926
     Operating vehicles                          376,216         221,460
     Other                                       254,838         218,262
                                                 -------         -------
                                                 680,144         467,648
                                                 -------         -------
 LONG-TERM ASSETS:
     Operating vehicles                          140,751         110,411
     Other                                        33,151          96,622
                                                 -------         -------
                                                 173,902         207,033
                                                 -------         -------

 PERMANENT ASSETS                                 29,309          23,759
                                                 -------         -------

 TOTAL ASSETS                                    883,355         698,440
                                                 =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

                                                     Consolidated
                                               ---------------------------
                                                  2004             2003
                                               ----------       ----------
CURRENT LIABILITIES                               568,891         130,374
                                                  -------         -------

LONG-TERM LIABILITIES                              58,005         372,459
                                                  -------         -------

MINORITY INTEREST                                      78              17
                                                  -------         -------

SHAREHOLDERS' EQUITY                              256,381         195,590
                                                  -------         -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        883,355         698,440
                                                  =======         =======

The above statements reflect the balances of vehicles as presented below:

                                                    Consolidated
                                                -------------------------
                                                  2004            2003
                                                --------         --------
Vehicles for sale:
    Cost                                          64,343          40,557
    Accumulated depreciation                     (15,253)        (12,631)
                                                 -------         -------
                                                  49,090          27,926
                                                 =======         =======
Operating vehicles:
    Cost                                         589,930         399,743
    Accumulated depreciation                     (72,963)        (67,872)
                                                 -------        --------
                                                 516,967         331,871
    (-) Current assets                          (376,216)       (221,460)
                                                 -------         -------
    Long-term assets                             140,751         110,411
                                                 =======         =======

(b) Statements of cash flows

The purpose of the statement of cash flows is to provide significant information on cash inflows and outflows for the years, presenting the cash flows provided by or used in operating, investing and financing activities.

                                                                           Company                Consolidated
                                                                   ------------------------  ------------------------
                                                                      2004         2003         2004         2003
                                                                   -----------  -----------  -----------  -----------

CASH FLOW FROM OPERATING ACTIVITIES
 Net income                                                          102,343       63,223      102,343       64,060
     Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
          Depreciation and amortization                               53,850       38,403       99,606       80,129
          Reversal (recognition) of tax credit                          (462)       1,394         (512)         493
          Allowance for doubtful accounts                               (373)      (1,328)        (236)        (128)
          Reserve for contingencies and other long-term liabilities    8,106       13,356        9,474       15,564
          Interest, monetary and exchange variations, net             11,755       21,982       11,824       21,982
          Equity in subsidiaries                                     (51,779)     (39,805)           -            -
          Disposals of property and equipment, net                       349           61          355           63
          Other                                                            -            -         (10)          106

 (Increase) decrease in assets
          Accounts receivable                                        (10,704)       4,045       (7,579)       5,946
          Escrow deposits                                               (740)        (483)        (996)        (277)
          Dividends received                                          45,000            -            -            -
          Dividends receivable                                          (925)     (38,450)           -            -
          Transfer of foreign investments to
           cash and banks                                             65,197            -       65,197            -
          Other                                                        5,775       (1,907)       4,724       (1,833)

  Increase (decrease) in liabilities
          Suppliers                                                  (12,948)      43,201      (22,917)      62,852
          Payroll and related charges                                  1,006        1,290        1,753        1,495
          Income and social contribution taxes                             -            -        2,110          136
          Other taxes                                                 (2,307)       1,005       (2,210)       1,026
          Advances from customers                                        306          630          732          969
          Dividends paid by the Company                              (10,000)      (3,250)     (10,000)      (3,250)
          Reserve for contingencies                                     (463)      (5,088)        (471)      (5,640)
          Other                                                          487         (163)         401          321
                                                                     -------       ------      -------      -------
     Net cash provided by operating activities                       203,473       98,116      253,588      244,014
                                                                     =======       ======      =======      =======

CASH FLOWS FROM INVESTING ACTIVITIES
          Additions to vehicle, property and equipment              (369,432)    (194,017)    (503,673)    (295,220)
          Net book value of vehicles written off                     143,697      139,516      193,179      173,280
          Capital reduction in subsidiaries                                -          925            -            -
          Capital contribution in subsidiaries                          (150)        (800)           -            -
          Dividends received / receivable from subsidiaries           15,925       46,294            -            -
                                                                    --------      -------     --------     --------
     Net cash (used in) investing activities                        (209,960)      (8,082)    (310,494)    (121,940)
                                                                    ========      =======     ========     ========

                                                                           Company                Consolidated
                                                                   ------------------------  ------------------------
                                                                      2004         2003         2004         2003
                                                                   -----------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES
       Financing - local currency:
          Borrowings                                                 293,004       45,820      335,745       57,454
          Amortization                                              (173,048)     (37,548)    (200,732)     (49,182)

       Transactions with related parties:
          Capital contribution with interest on capital               16,030       17,970       16,030       17,970
          Dividends paid                                             (40,000)     (51,100)     (40,000)     (51,100)
          Interest on capital                                        (18,859)     (21,141)     (18,859)     (21,141)
                                                                     -------      -------      -------      -------
     Net cash provided by (used in) financing activities              77,127      (45,999)      92,184      (45,999)
                                                                     =======      =======      =======      =======
Net increase in cash.                                                 70,640       44,035       35,278       76,075
                                                                     =======      =======      =======      =======
 Increase in cash and banks
      At beginning of year                                           106,800       62,765      159,264       83,189
      At end of year                                                 177,440      106,800      194,542      159,264
                                                                     -------      -------      -------      -------
                                                                      70,640       44,035       35,278       76,075
                                                                     =======      =======      =======      =======

----------------------------------------------------------------------------------------------------------------

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: April 13, 2005